                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                       BAYARD DRILLING TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  072700 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on Page 17.

CUSIP NO. 072700 10 7                13 G                    PAGE 2 OF 19 PAGES
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Energy Spectrum LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        5956 Sherry Lane, Suite 600, Dallas, Texas 75225
--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER

        SHARES               0 shares
                      ----------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              1,100,000 shares
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

      REPORTING              0 shares
                      ----------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                1,100,000 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,100,000 shares
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 072700 10 7                 13 G                   PAGE 3 OF 19 PAGES
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Energy Spectrum Capital LP
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        5956 Sherry Lane, Suite 600, Dallas, Texas 75225
--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER

        SHARES               0 shares
                      ----------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              1,100,000 shares
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

      REPORTING              0 shares
                      ----------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                1,100,000 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,100,000 shares
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 072700 10 7                 13 G                   PAGE 4 OF 19 PAGES
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Energy Spectrum Partners LP
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        5956 Sherry Lane, Suite 600, Dallas, Texas 75225
--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER

        SHARES               0 shares
                      ----------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              1,100,000 shares
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

      REPORTING              0 shares
                      ----------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                1,100,000 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,100,000 shares
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 072700 10 7                 13 G                   PAGE 5 OF 19 PAGES
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James W. Spann
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER

        SHARES               0 shares
                      ----------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              1,100,000 shares
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

      REPORTING              0 shares
                      ----------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                1,100,000 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,100,000 shares
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 072700 10 7                 13 G                   PAGE 6 OF 19 PAGES
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sidney L. Tassin
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
      NUMBER OF         5    SOLE VOTING POWER

        SHARES               0 shares
                      ----------------------------------------------------------
     BENEFICIALLY       6    SHARED VOTING POWER

       OWNED BY              1,100,000 shares
                      ----------------------------------------------------------
         EACH           7    SOLE DISPOSITIVE POWER

      REPORTING              0 shares
                      ----------------------------------------------------------
        PERSON          8    SHARED DISPOSITIVE POWER

         WITH                1,100,000 shares
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,100,000 shares
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      [X]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        6.0%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                           STATEMENT ON SCHEDULE 13G


         This statement on Schedule 13G relates to the common stock, par value $.01 per share ("Common Stock"), of Bayard Drilling Technologies, Inc., a Delaware corporation (the "Company"), and is filed (i) by Energy Spectrum LLC as the indirect (as to 988,000 shares held directly by Energy Spectrum Partners LP and as to 112,000 shares deemed to be held pursuant to immediately exercisable common stock warrants) beneficial owner of the shares of Common Stock reported as beneficially owned in this statement, and (ii) Energy Spectrum Capital LP as the indirect (as to 988,000 shares held directly by Energy Spectrum Partners LP and as to 112,000 shares deemed to be held pursuant to immediately common stock warrants) beneficial owner of the shares of Common Stock reported as beneficially owned in this statement, and (iii) Energy Spectrum Partners LP as the direct (as to 988,000 shares and as to 112,000 shares deemed to be held pursuant to immediately exercisable common stock warrants) beneficial owner of the shares of Common Stock reported as beneficially owned in this statement, and (iv) James W. Spann ("Mr. Spann") as the indirect (as to 988,000 shares held directly by Energy Spectrum Partners LP and as to 112,000 shares deemed to be held pursuant to immediately exercisable common stock warrants) beneficial owner of the shares of Common Stock reported as beneficially owned in this statement, and (v) Sidney L. Tassin ("Mr. Tassin") as the indirect (as to 988,000 shares held directly by Energy Spectrum Partners LP and as to 112,000 shares deemed to be held pursuant to immediately exercisable common stock warrants) beneficial owner of the shares of Common Stock reported as beneficially owned in this statement.

ITEM 1.  NAME OF ISSUER.

         (a)      The name of the issuer is Bayard Drilling Technologies, Inc.

         (b) The address of the principal executive office of the issuer is 4005 Northwest Expressway, Suite 550E, Oklahoma City, Oklahoma 73116.

ITEM 2.  NAME OF PERSON FILING.

         (a) This statement on Schedule 13G is filed jointly by Energy Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum Partners LP, Mr. Spann and Mr. Tassin.

         (b) The address of the principal business office of Energy Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum Partners LP, Mr. Spann and Mr. Tassin is 5956 Sherry Lane, Suite 600, Dallas, Texas 75225.

         (c) Energy Spectrum LLC is formed under the laws of Texas. Energy Spectrum Capital LP is formed under the laws of Texas. Energy Spectrum Partners LP is formed under the laws of Delaware. Mr. Spann is a United States citizen. Mr. Tassin is a United States citizen.

         (d) The class of securities to which this statement relates is the Common Stock of the Company.

         (e)      The CUSIP number for the Common Stock is 072700 10 7.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         This item is inapplicable.


ITEM 4.  OWNERSHIP.

         (a)      (i)      Amount beneficially owned by Energy Spectrum LLC as
                           of December 31, 1997: 1,100,000 shares

                  (ii) Amount beneficially owned by Energy Spectrum Capital LP as of December 31, 1997: 1,100,000 shares

                  (iii) Amount beneficially owned by Energy Spectrum Partners LP as of December 31, 1997: 1,100,000 shares

                  (iv) Amount beneficially owned by Mr. Spann as of December 31, 1997: 1,100,000 shares

                  (v) Amount beneficially owned by Mr. Tassin as of December 31, 1997: 1,100,000 shares

         (b)      (i)      Percent of class beneficially owned by Energy
                           Spectrum LLC as of December 31, 1997: 6.0%

                  (ii) Percent of class beneficially owned by Energy Spectrum Capital LP as of December 31, 1997: 6.0%

                  (iii) Percent of class beneficially owned by Energy Spectrum Partners LP as of December 31, 1997: 6.0%

                  (iv) Percent of class beneficially owned by Mr. Spann as of December 31, 1997: 6.0%

                  (v) Percent of class beneficially owned by Mr. Tassin as of December 31, 1997: 6.0%

         (c)      Number of shares as to which the reporting person has:

              (i)      sole power to vote or direct the vote:

                       (a)     Energy Spectrum LLC:                  0

                       (b)     Energy Spectrum Capital LP:           0

                       (c)     Energy Spectrum Partners  LP:         0

                       (d)     Mr. Spann:                            0

                       (e)     Mr. Tassin:                           0

              (ii)     shared power to vote or direct the vote:

                       (a)     Energy Spectrum LLC:                  1,100,000

                       (b)     Energy Spectrum Capital LP:           1,100,000

                       (c)     Energy Spectrum Partners  LP:         1,100,000

                       (d)     Mr. Spann:                            1,100,000

                       (e)     Mr. Tassin:                           1,100,000

              (iii)    sole power to dispose or to direct the disposition of:

                       (a)     Energy Spectrum LLC:                  0

                       (b)     Energy Spectrum Capital LP:           0

                       (c)     Energy Spectrum Partners  LP:         0

                       (d)     Mr. Spann:                            0

                       (e)     Mr. Tassin:                           0

              (iv)     shared power to dispose or to direct the disposition of:

                       (a)     Energy Spectrum LLC:                  1,100,000

                       (b)     Energy Spectrum Capital LP:           1,100,000

                       (c)     Energy Spectrum Partners  LP:         1,100,000

                       (d)     Mr. Spann:                            1,100,000

                       (e)     Mr. Tassin:                           1,100,000

         The number of shares of Common Stock beneficially owned by Energy Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum Partners LP, Mr. Spann and Mr. Tassin includes 112,000 shares that are subject to immediately exercisable stock options. Although Energy Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum Partners LP, Mr. Spann and Mr. Tassin currently do not have the right to vote or dispose of these shares, they are deemed to be the beneficial owner thereof pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This item is inapplicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         This item is inapplicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is inapplicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Energy Spectrum is the sole general partner of Energy Spectrum Capital LP. Energy Spectrum Capital LP is the sole general partner of Energy Spectrum Partners LP which is a party to the Second Amended and Restated Stockholders and Voting Agreement (the "Stockholders' Agreement"), dated as of October 16, 1997, by and among the Company, Anson Partners Limited Partnership, Energy Spectrum Partners LP, and DLB Oil and Gas, Inc., as amended, which agreement is filed as Exhibit 2 hereto.

         Under the terms of the Stockholders' Agreement, the parties have agreed
         (i) the Board of Directors shall consist of no more than ten members,
         (ii) Energy Spectrum shall have the right to designate one nominee for director as long as it owns at least (a) 5% of the outstanding Common Stock of the Company, (b) 50% in principal amount of the Subordinated Notes purchased in the May Financing or (c) 600,000 shares of Common Stock, (iii) Anadarko shall have the right to designate one nominee for director as long as it owns at least (a) 5% of the outstanding Common Stock of the Company or (b) 600,000 shares of Common Stock, and (iv) DLB shall have the right to designate one nominee for director as long as it owns at least 5% of the outstanding Common Stock of the Company. The parties to the Stockholders' Agreement are obligated to vote all of their voting securities (including certain Common Stock Equivalents) of the Company for these designees. The parties to the Stockholders' Agreement in the aggregate own approximately 29.3% of the outstanding shares of the Common Stock.

         Energy Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum Partners LP, Mr. Spann and Mr. Tassin disclaim beneficial ownership of the shares of Common Stock held by any other party to the Stockholders' Agreement.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is inapplicable.

ITEM 10. CERTIFICATION.

         This item is inapplicable.

EXHIBITS

     Exhibit 1 Joint Filing Agreement dated February 10, 1998 between Energy Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum Partners LP, Mr. Spann and Mr. Tassin.

     Exhibit 2 Stockholders' Agreement, dated as of October 16, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP and DLB Oil and Gas, Inc., (Incorporated by reference to Exhibit 9.1 to the Company's Registration Statement on Form S-1 (Registration No. 333- 34451)). First Amended to the Stockholders' Agreement, dated as of November 4, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy Spectrum Partners LP and DLB Oil and Gas, Inc., (Incorporated by reference to Exhibit 9.2 to the Company's Registration Statement on Form S-1 (Registration No. 333-34451)).

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998


                                        ENERGY SPECTRUM LLC



                                        /s/ SIDNEY L. TASSIN
                                        --------------------------------------
                                        Sidney L. Tassin, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998



                                        ENERGY SPECTRUM CAPITAL LP

                                        By:  Energy Spectrum LLC, its
                                             general partner

                                        /s/ SIDNEY L. TASSIN
                                        --------------------------------------
                                        Sidney L. Tassin, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998



                                        ENERGY SPECTRUM PARTNERS LP

                                        By: Energy Spectrum Capital LP,
                                            its general partner

                                        By: Energy Spectrum LLC,
                                            its general partner

                                        /s/ SIDNEY L. TASSIN
                                        --------------------------------------
                                        Sidney L. Tassin, President

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998



                                        JAMES W. SPANN



                                        /s/ JAMES W. SPANN
                                        --------------------------------------
                                        James W. Spann

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998



                                        SIDNEY L. TASSIN



                                        /s/ SIDNEY L. TASSIN
                                        --------------------------------------
                                        Sidney L. Tassin

                                  EXHIBIT INDEX

EXHIBIT                                                                                           Page No.

Exhibit 1      Joint Filing Agreement dated February 10, 1998 between Energy                         18
               Spectrum LLC, Energy Spectrum Capital LP, Energy Spectrum
               Partners LP, James W. Spann and Sidney L. Tassin.

Exhibit 2      Stockholders' Agreement, dated as of October 16, 1997, by and                         11
               among the Company, AnSon Partners Limited Partnership, Energy
               Spectrum Partners LP and DLB Oil and Gas, Inc., (Incorporated by
               reference to Exhibit 9.1 to the Company's Registration Statement
               on Form S-1 (Registration No. 333-34451)). First Amended
               Stockholders' Agreement, dated as of November 4, 1997, by and among the Company, AnSon Partners Limited Partnership, Energy
               Spectrum Partners LP and DLB Oil and Gas, Inc., (Incorporated by
               reference to Exhibit 9.2 to the Company's Registration Statement
               on Form S-1 (Registration No. 333-34451)).